Section 16(a) Beneficial Ownership Reporting Compliance

Douglas G. Ober, Chairman of the Board and Chief Executive
Officer

One late report of a sale of stock, involving one transaction whereby shares of common stock of the Company held by the Companys Thrift Plan Trust were sold in connection with a loan obtained by Mr. Ober from the Trust in a transaction exempt under Section 16(b) (3). The transaction was reported on a Form 5 filed by Mr. Ober on February 12, 2004.